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                                                                  Exhibit Q(ii)

              Addendum to Memoranda describing certain procedures
                  filed pursuant to Rule 6e-3(T)(b)(12)(iii)

Delivery of Death Benefit Checks.

If the payee has elected a lump sum payment, the check will be mailed directly to the payee. A representative associated with a Company sales office can request that the check be sent to the sales office for delivery to the beneficiary. There are controls in place to ensure that the check is delivered within seven days of the death claim good order date.

Surrenders.

We may give the Policy Owner, following an exchange to another policy, or following a surrender for which the surrender check has not been cashed, 30 days in which to request a reversal of the surrender.